CONFIDENTIAL TREATMENT REQUESTED

BY OCCAM NETWORKS, INC.

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

October 14, 2005

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND

OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs – Assistant Director

Re:	Occam Networks, Inc.
Amendments	No. 2 to Registration Statements on Form S-1
Filed	September 23, 2005
File	Nos. 333-125061 and 333-125060 (the “Registration Statements”)
Form	8-K filed on June 28, 2005
File	No. 0-30741 (the “Form 8-K”)

Dear Ms. Jacobs:

On behalf of Occam Networks, Inc. (“Occam”), we submit this letter in response to the comment letter dated October 6, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statements and Form 8-K.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 406 promulgated by the Commission under the Securities Act of 1933, as amended. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statements. A supplemental copy of this letter has been sent to you via overnight courier.

Securities and Exchange Commission Re: Occam Networks, Inc. October 14, 2005 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY OCCAM NETWORKS, INC.

General

1.	Please see prior comment 7 in our letter dated August 19, 2005. We note your statement in your response letter that because you are not an accelerated filer you are not currently subject to Rule 13a-15(d) of the Exchange Act and that, consistent with our “advice,” you nevertheless provided the requested disclosure. Please be advised that because you are now a reporting company under the Exchange Act you must furnish the information required by Item 308(c) applicable to you through Forms 10-K and 10-Q. Moreover, if a material change is made to either disclosure controls and procedures or to internal control over financial reporting in response to a significant deficiency, you are required to disclose such change and should consider whether it is necessary to discuss further the nature of the significant deficiency in order to render the disclosure not misleading. Please see Q&A 11 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports FAQ (October 6, 2004) and Section II.J. of SEC Release No. 33-8238 (June 5, 2003) available on our website at www.sec.gov.

Occam understands and fully agrees with the Staff’s comment and Occam recognizes that it must furnish the information required by Item 308(c) of the Exchange Act in its filings on Form 10-Q and Form 10-K. Occam has always understood that Item 308(c) disclosure was required and did not intend to imply otherwise.

Form 8-K Filed June 28, 2005, Date of Report June 22, 2005

2.	In response to prior comment number 5 in your response letter dated September 23, 2005, you have provided a copy of letters and written communication from PwC in connection with the audits of your 2003 and 2004 fiscal years. Tell us what consideration you gave to disclosing the internal control issues noted in the letters dated May 25, 2004 and March 31, 2005 as reportable events in your Item 4.01 Form 8-K. Please refer to Item 304(a)(1)(v)(A) of Regulations S-K which provides disclosure guidance when the accountants have advised you that internal controls do not exist.

[***]

Securities and Exchange Commission Re: Occam Networks, Inc. October 14, 2005 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY OCCAM NETWORKS, INC.

Please direct your questions or comments to or me (650-320-4557) or Robert Kornegay (650-320-4553). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    Asaf Kharal

Asaf Kharal

cc:	Maryse Mills-Apenteng, Securities and Exchange Commission
Howard Bailey, Chief Financial Officer, Occam Networks, Inc.
Ronald Hughes, General Counsel, Occam Networks, Inc.